UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 2)

BIDZ.COM, INC.

(Name of the Issuer)

BIDZ.com, Inc.

Glendon Group, Inc.

Bidz Acquisition Company, Inc.

Kia Jam

David Zinberg

Marina Zinberg

Sam Aframian

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

8883T200

(CUSIP Number of Class of Securities)

Lawrence Kong

Chief Financial Officer,

BIDZ.com, Inc.

2400 Marine Avenue

Redondo Beach, California 90278

310-280-7373

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Mark Hiraide	Aaron A. Grunfeld
Roger Loomis	Law Offices of Aaron A. Grunfeld & Associates
Petillon Hiraide & Loomis LLP	1100 Glendon Avenue, Suite 850
21515 Hawthorne Boulevard, Suite 1260	Los Angeles, California 90024
Torrance, California 90503

This statement is filed in connection with (check the appropriate box):

(a)	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	☐	The filing of a registration statement under the Securities Act of 1933.

(c)	☐	A tender offer.

(d)	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of Filing Fee(2)
$14,285,015.16	$1,948.48

(1)          For purposes of calculating the amount of the filing fee only.

(2)          The filing fee was determined based upon the product of (A) 18,314,122 shares of Common Stock multiplied by (B) $0.78 per share.  In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying .0001364 by the product of the preceding sentence.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$1,637

Form or Registration No.:	Schedule 14A — Preliminary Proxy Statement

Filing Party:	BIDZ.com, Inc.

Date Filed:	June 22, 2012

Introduction

This Amendment No. 2 (“Amendment No. 2”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Schedule 13E-3” or “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Bidz.com, Inc., a Delaware corporation (“Bidz,” or the “Company”), the issuer of the common stock, par value $0.001 per share (the “Company Common Stock”) that is subject to the Rule 13e-3 transaction; (ii) Glendon Group, Inc., a Delaware corporation (“Parent” or “Glendon”), (iii) Bidz Acquisition Company, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Subsidiary”), (iv) Kia Jam, the Chief Executive Officer of Parent and of Merger Subsidiary; (v) David Zinberg, Chief Executive Officer of the Company (“David Z.”); (vi) Marina Zinberg “Marina Z.”; and (vii) Sam Aframian [ describe Sam’s position ] (together with David Z., Marina Z., the Company, Parent, Merger Subsidiary, and Kia Jam the “Filing Parties” and each a “Filing Party”).

This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of May 17, 2012, by and among Parent, Merger Subsidiary and the Company (the “Merger Agreement”), providing for Merger Subsidiary to merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 13.   Financial Statements.

Regulation M-A Item 1010

(a)-(b)    The information set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, as filed with the SEC on November 9, 2012, is incorporated herein by reference. The book value per share of the Company’s common stock as of September 30, 2012, was $0.80.

Item 15.   Additional Information.

Regulation M-A Item 1011(c)

On September 27, 2012, at the annual meeting of the stockholders of the Company, the Company’s stockholders voted to adopt the Merger Agreement, as reported by the Company in its Current Report on Form 8-K, as filed with the Commission on October 2, 2012, and incorporated by reference herein.

Since the date of the annual meeting, Glendon has not closed the Merger. On October 2, 2012, October 4, 2012, and October 11, 2012, the Company announced that it was granting Glendon extensions of time to close the Merger. To date, Glendon has not closed the Merger. On October 16, 2012, the Company announced that it has notified Weston Capital Management LLC and its affiliated fund of Glendon’s failure to close the Merger and requested that Weston Capital and its affiliated fund honor their joint and several equity commitment and guarantee obligations entered into in connection with the Merger Agreement by funding sufficient capital to complete the Merger. On November 6, 2012, the Company filed an action entitled Bidz.com, Inc. v. Glendon Group, Inc. et al. in the Court of Chancery of the State of Delaware. The suit requests specific performance against the defendants to close the Merger. The Current Reports on Form 8-K filed by the Company with the Commission on October 2, 2012, October 4, 2012, October 11, 2012, October 16, 2012 and November 7, 2012, respectively, are each incorporated herein by this reference.

In order to seek to close the Merger, in or about early November 2012, Glendon and Mr. Zinberg approached Mr. Sam Aframian with a request that he agree to contribute the shares of Company common stock beneficially owned by him to Glendon, which would result in Glendon increasing its ownership share and would reduce the amount of cash necessary for Glendon to fund closing of the Merger.  Mr. Aframian, Glendon, Mr. Zinberg and Ms. Zinberg, have entered into an Amended and Restated Contribution Agreement dated as of November 21, 2012 (the “Amended Contribution Agreement”). By this agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference, Mr. Aframian agreed to contribute 1,553,399 shares of Company common stock beneficially owned by him in exchange for shares of common stock of Glendon.

The total shares subject to the Amended Contribution Agreement represent in the aggregate approximately 45% of the Company’s common stock outstanding, based on 18,299,992 shares of common stock outstanding as reported by the Company in its Form 10-Q filed on November 9, 2012. The Amended Contribution Agreement terminates upon any termination of the Merger Agreement and in certain other circumstances as set forth therein.  Mr. Aframian is a principal of LAJ, Inc., a Los Angeles based wholesaler of gold and diamonds and vendor/supplier to the Company. The Company is not a party to the Amended Contribution Agreement.

Item 16.  Exhibits.

Exhibit Number	Description

(a)(1)(i)	Proxy Statement on Schedule 14A as filed with the SEC on Auguist 27, 2012 (the “Proxy Statement”) (incorporated herein by reference).

(a)(1)(ii)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(1)(iii)

Press release issued by the Company on May 17, 2012 announcing the signing of the Merger Agreement (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on May 18, 2012).

(a)(1)(iv)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, as filed with the SEC on November 9, 2012, which is incorporated herein by reference.

(a)(1)(v)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on October 2, 2012, which is incorporated herein by reference.

(a)(1)(vi)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on October 4, 2012, which is incorporated herein by reference.

(a)(1)(vii)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on October 11, 2012, which is incorporated herein by reference.

(a)(1)(viii)	Current Report on Form 8-K as filed with the SEC on October 16, 2012, which is incorporated herein by reference.

(a)(1)(ix)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on November 7, 2012, which is incorporated herein by reference.

(c)(1)	Opinion of Imperial Capital, LLC (“Imperial”) to the Special Committee of the Board of Directors of the Company (incorporated herein by reference to Annex B to the Proxy Statement).

(c)(2)	Presentation by Imperial to the Special Committee of the Board of Directors of the Company, dated May 17, 2012. **

(d)(1)	Share Delivery Agreement, dated as of June 19, 2012, by and between David Z., Marina Z. and Parent.*

(d)(2)	Voting Agreement, dated as of May 17, 2012, by and among Parent, David Z. and Marina Z.*

(d)(3)	Contribution Agreement, dated as of May 17, 2012, by and between David Z., Marina Z. and Parent.*

(d)(4)	Equity Commitment Letter, dated May 17, 2012, between Weston Capital Management LLC, Weston Capital Partners Master Fund III LTD, Parent, Merger Subsidiary and the Company.**

(d)(5)	Guarantee, dated as of May 17, 2012, by Weston Capital Management LLC and Weston Capital Partners Master Fund III LTD, in favor of the Company.**

(d)(6)	Amended and Restated Contribution Agreement, dated as of November 21, 2012, by and among David Z., Marina Z., Sam Aframian, and Parent. (filed herewith)

(d)(7)	Agreement and Plan of Merger, dated as of May 17, 2012, by and among Parent, Merger Subsidiary and the Company, incorporated herein by reference to Annex A to the Proxy Statement.

(f)	Section 262 of the General Corporation Law of the State of Delaware - Appraisal Rights (incorporated herein by reference to Annex C to the Proxy Statement).

* Previously filed on June 22, 2012 ** Previously filed on July 27, 2012

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true and correct.

November 21, 2012

BIDZ.com, Inc. a Delaware corporation

By:	/s/ David Zinberg
Name:	David Zinberg
Title:	Chief Executive Officer

Glendon Group, Inc. a Delaware corporation

By:	/s/ Kia Jam
Name:	Kia Jam
Title:	Chief Executive Officer

Bidz Acquisition Company, Inc. a Delaware corporation

By:	/s/ Kia Jam
Name:	Kia Jam
Title:	Chief Executive Officer

/s/ Kia Jam
Kia Jam

/s/ David Zinberg
David Zinberg

/s/ Marina Zinberg
Marina Zinberg

/s/ Sam Aframian
Sam Aframian

EXHIBIT INDEX

(a)(1)(i)	Proxy Statement on Schedule 14A as filed with the SEC on Auguist 27, 2012 (the “Proxy Statement”) (incorporated herein by reference).

(a)(1)(ii)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(1)(iii)

Press release issued by the Company on May 17, 2012 announcing the signing of the Merger Agreement (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on May 18, 2012).

(a)(1)(iv)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, as filed with the SEC on November 9, 2012, which is incorporated herein by reference.

(a)(1)(v)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on October 2, 2012, which is incorporated herein by reference.

(a)(1)(vi)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on October 4, 2012, which is incorporated herein by reference.

(a)(1)(vii)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on October 11, 2012, which is incorporated herein by reference.

(a)(1)(viii)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on October 16, 2012, which is incorporated herein by reference.

(a)(1)(ix)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on November 7, 2012, which is incorporated herein by reference.

(c)(1)	Opinion of Imperial Capital, LLC (“Imperial”) to the Special Committee of the Board of Directors of the Company (incorporated herein by reference to Annex B to the Proxy Statement).

(c)(2)	Presentation by Imperial to the Special Committee of the Board of Directors of the Company, dated May 17, 2012. **

(d)(1)	Share Delivery Agreement, dated as of June 19, 2012, by and between David Z., Marina Z. and Parent.*

(d)(2)	Voting Agreement, dated as of May 17, 2012, by and among Parent, David Z. and Marina Z.*

(d)(3)	Contribution Agreement, dated as of May 17, 2012, by and between David Z., Marina Z. and Parent.*

(d)(4)	Equity Commitment Letter, dated May 17, 2012, between Weston Capital Management LLC, Weston Capital Partners Master Fund III LTD, Parent, Merger Subsidiary and the Company.**

(d)(5)	Guarantee, dated as of May 17, 2012, by Weston Capital Management LLC and Weston Capital Partners Master Fund III LTD, in favor of the Company.**

(d)(6)	Amended and Restated Contribution Agreement, dated as of November 21, 2012, by and among David Z., Marina Z., Sam Aframian, and Parent. (filed herewith)

(d)(7)	Agreement and Plan of Merger, dated as of May 17, 2012, by and among Parent, Merger Subsidiary and the Company, incorporated herein by reference to Annex A to the Proxy Statement.

(f)	Section 262 of the General Corporation Law of the State of Delaware - Appraisal Rights (incorporated herein by reference to Annex C to the Proxy Statement).

* Previously filed on June 22, 2012 ** Previously filed on July 27, 2012